UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 10, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A

Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 1.    Fundamental Changes

Merger Agreement

On February 10, 2017, KeyStone Solutions, Inc., a Delaware corporation (“KeyStone” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) to combine the businesses of KeyStone and Brekford Corp., a Delaware corporation (“Brekford”), as previously contemplated by the non-binding letter of intent (the “LOI”) filed as Exhibit 15.1 to the Company’s Current Report on Form 1-U as filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2016.

The Merger Agreement provides that KeyStone and Brekford will each engage in merger transactions (the “Mergers”) with separate wholly-owned subsidiaries of a new holding company, Novume Solutions, Inc., a Delaware corporation (“Novume”), formed by KeyStone to effect the Mergers. Under one merger transaction (the “KeyStone Merger”), KeyStone will merge with and into a wholly-owned subsidiary of Novume (“KeyStone Merger Sub”), with KeyStone Merger Sub surviving such merger. In a simultaneous, separate merger transaction (the “Brekford Merger”), another wholly-owned subsidiary of Novume will merge with and into Brekford, leaving Brekford as a wholly-owned subsidiary of Novume. The time at which the Mergers are completed in accordance with the Merger Agreement is referred to as the “Effective Time”. As soon as practicable after the Effective Time, Brekford will change its name to “Brekford Traffic Safety, Inc.” and KeyStone Merger Sub will change its name to “KeyStone Solutions, Inc.”

Merger Consideration

As consideration for the Mergers, each outstanding share of the common stock, par value $0.0001 per share, of KeyStone (“KeyStone Common Stock”) immediately prior to the Effective Time will become convertible into and exchangeable for 1.9975 shares of the common stock, par value $0.0001 per share, of Novume (“Novume Common Stock”), and each outstanding share of the Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share, of KeyStone (“KeyStone Preferred Stock”) will become convertible into and exchangeable for 1.9975 shares of the Series A Cumulative Convertible Redeemable Preferred Stock of Novume (“Novume Preferred Stock” and such ratio, the “KeyStone Exchange Ratio”). Each outstanding share of the common stock, par value $0.0001 per share, of Brekford (“Brekford Common Stock”) immediately prior to the Effective Time, will become convertible into and exchangeable for 1/15th of a share (the “Brekford Exchange Ratio”) of Novume Common Stock. The outstanding warrants and options to purchase shares of KeyStone Common Stock and Brekford Common Stock, as applicable, shall be exchanged for warrants and options to purchase Novume Common Stock at the KeyStone Exchange Ratio or the Brekford Exchange Ratio, as applicable. Collectively, the forgoing is referred to herein as the “Merger Consideration”.

The Merger Consideration, and each of the KeyStone Exchange Ratio and the Brekford Exchange Ratio, were determined so that, immediately after the Effective Time, the pre-merger stockholders of KeyStone will own such portion of the capital stock of Novume as shall be equal to approximately 80% of the issued and outstanding Novume Common Stock, on a fully-diluted basis, and the pre-merger stockholders of Brekford will own that portion of the capital stock of Novume as is equal to approximately 20% of the issued and outstanding Novume Common Stock, on a fully-diluted basis.

Closing Conditions

The closing of the Merger Agreement (the “Closing”) will take place upon the fulfillment or waiver of all of the conditions to closing set forth in Article VIII of the Merger Agreement or as soon thereafter as practicable, but not later than June 1, 2017, unless otherwise mutually agreed by KeyStone and Brekford.

One closing condition is that each of KeyStone and Brekford receive all stockholder approvals and corporate approvals required by the Delaware General Corporations Law and the organizational documents of each company to complete the Mergers. This satisfaction of this condition is assured. On February 10, 2017, the board of directors of Brekford (the “Brekford Board”) authorized and approved the Mergers and the adoption of the Merger Agreement. On the same day, certain holders of more than 51% of the issued and outstanding Brekford Common Stock entered into agreements (“Voting Agreements”) with Brekford pursuant to which they agreed to vote all of their shares in favor of the Brekford Merger and against any action or transaction that would delay or compromise the ability of Brekford to effectuate the Mergers. On February 9, 2017, the board of directors of KeyStone (the “KeyStone Board”) authorized and approved the Mergers and the adoption of the Merger Agreement. On the same date, certain holders of more than 51% of the issued and outstanding shares of KeyStone Common Stock entered into Voting Agreements with KeyStone, and such holders delivered written consents to KeyStone approving the Mergers and adopt the Merger Agreement.

A second closing condition requires Novume to prepare and file a Registration Statement on Form S-4 registering the Merger Consideration (the “S-4 Registration Statement”), which must be declared effective by the Securities and Exchange Commission (the “SEC”) prior to the Effective Time. (This shall not include registration of the options issuable in the Mergers in exchange for options previously received by holders of KeyStone options granted under KeyStone’s 2016 Equity Award Plan or holders of Brekford options granted under Brekford’s 2008 Director’s Compensation Plan, which Novume intends to register separately on a Registration Statement on Form S-8 after the Effective Time.) The S-4 Registration Statement will include an information statement of Brekford, which Brekford will distribute to its stockholders in accordance with the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the Effective Time. In furtherance of this condition, Novume filed the S-4 Registration Statement with the SEC on February 10, 2017. The S-4 Registration Statement remains subject to the SEC’s review and comment, and to amendment, as appropriate, by Novume.

As another closing condition, Brekford is required to sell not more than 81% of the assets and liabilities related to its vehicle services business (the “Upfitting Business”) and to use all proceeds from such disposition to repay all indebtedness of Brekford. In furtherance of this condition, on February 6, 2017, Brekford entered into that certain Contribution and Unit Purchase Agreement (the “Purchase Agreement”) with LB&B Associates Inc. (the “Purchaser”) and Global Public Safety, LLC (“GPS”). Pursuant to the Purchase Agreement, Brekford will contribute substantially all assets and certain liabilities related to the Upfitting Business to GPS. At the closing of the transactions contemplated by the Purchase Agreement, GPS will sell units representing 80.1% of the units of GPS to the Purchaser, and, thereafter, Brekford will continue to own 19.9% of the units of GPS.

Prior to the Effective Time, Brekford will enter into five-year employment agreements with each of Scott Rutherford, Brekford’s current Chief Strategy Officer, and Rodney Hillman, Brekford’s current President and Chief Operating Officer (the “Employment Agreements”), pursuant to which Mr. Rutherford will serve as Chief Technology Officer and Mr. Hillman will serve as President and Chief Operating officer of Brekford Traffic Safety, Inc.

Finally, pursuant to the Merger Agreement, Novume will use its best efforts, as soon as practicable after the Effective Time, to obtain listings for Novume Common Stock, Novume Preferred Stock and certain warrants to purchase Novume Common Stock on a national stock exchange, or, alternatively, to obtain quotations for such securities on the OTCQX.

Leadership of Novume

The leadership of Novume will be substantially comprised of the current management of KeyStone. Robert A. Berman, the current Chief Executive Officer of KeyStone, will serve as the Chief Executive Officer of Novume. Harry Rhulen, the current President of KeyStone, will serve as the President of Novume. Riaz Latifullah, the current Chief Financial Officer of KeyStone, will serve as the Chief Financial Officer of Novume. Suzanne Loughlin, the current General Counsel and Chief Administrative Officer of KeyStone, will serve as the General Counsel and Chief Administrative Officer of Novume. James McCarthy, the current Chief Strategy Officer of KeyStone, will serve as the Chief Strategy Officer of Novume.

At the Effective Time, the Board of Directors of Novume (the “Novume Board”), will have seven (7) members, four (4) of whom will be independent within the meaning of the Exchange Act, and the national stock exchange to which Novume intends to apply for listings of the Novume securities indicated above. Six (6) members of the Novume Board will be designated by KeyStone, and one (1) member of the Novume Board will be designated by Brekford, subject to the approval of KeyStone. The members designated by KeyStone are James McCarthy, who will serve as Chairman, Robert A. Berman, Dr. Richard Nathan, Glenn Goord, Paul DeBary and one additional independent director who will be designated by KeyStone prior to the Effective Time. The member to be designated by Brekford will be independent, as provided herein, and will be subject to the approval of KeyStone; such member will be identified by Brekford and approved by KeyStone prior to the Effective Time. As of the date hereof, Glenn Goord and Paul DeBary are independent as provided herein, and will so remain, as and at the Effective Time.

Termination Fee

If (i) the Merger Agreement (A) is terminated by KeyStone due to the withdrawal of the recommendation of the Merger Agreement by the Brekford Board, or by Brekford or KeyStone because of the failure to obtain the requisite Brekford stockholders’ approval, or (B) is terminated as a result of Brekford’s material breach of its obligations with regard to closing and to filing and distributing the S-4 Registration Statement, which breach is not cured within thirty (30) days after notice thereof to Brekford, and (ii) at the time of such termination there shall have been an Acquisition Proposal (as defined in the Merger Agreement) involving Brekford or any of its subsidiaries (whether or not such offer shall have been rejected or shall have been withdrawn prior to the time of such termination), Brekford shall be required to pay KeyStone a termination fee of $250,000 (the “Termination Fee”). The Termination Fee shall be payable in cash at the date of termination.

The foregoing information is a summary of the Merger Agreement described above, is not complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein in response to this Item 1. Readers should review the Merger Agreement for a complete understanding of the terms and conditions associated with this transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements regarding KeyStone, including, but not limited to, statements related to the expected timing and closing of the Mergers. These forward-looking statements are based on KeyStone’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to KeyStone’s ability to complete the Mergers on the proposed terms and schedule, or at all, including risks and uncertainties related to the satisfaction of the closing conditions summarized above and set forth in the Merger Agreement, along with those other risks detailed under the caption “Risk Factors” in the S-4 Registration Statement and elsewhere in KeyStone’s SEC filings and reports, including in KeyStone’s Regulation A Offering Statement on Form 1-A, and the offering circular constituting a part thereunder, which are filed with the SEC. KeyStone cautions investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 1-U or the accompanying Merger Agreement. KeyStone undertakes no duty or obligation to update any forward-looking statements contained in this Form 1-U or the accompanying Merger Agreement as a result of new information, future events or changes in its expectations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.

Date: February 14, 2017	By:	/s/ Riaz Latifullah
Name: Riaz Latifullah
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Agreement and Plan of Merger dated February 10, 2017, among Novume Solutions, Inc., KeyStone Solutions, Inc., Brekford Corp., KeyStone Merger Sub, Inc., and Brekford Merger Sub, Inc.